Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

ANNOUNCES 2013 ANNUAL MEETING

May 10, 2013 – KNOT Offshore Partners LP advises that its 2013 Annual Meeting will be held on June 25, 2013. The record date for voting at the Annual Meeting is set to May 20, 2013. The notice, agenda and associated material will be distributed prior to the meeting.

The 2013 Annual Meeting will be held at 2 Queen’s Cross, Aberdeen, Aberdeenshire AB15 4YB, United Kingdom at 3 p.m. UK time.

Media contact:

Arild Vik

Chief Executive Officer and Chief Financial Officer

+ 44 7581 899777